SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

RSP Permian, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

74978Q105

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 Pages

CUSIP No. 74978Q 105	SCHEDULE 13G	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS ACTOIL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 7,940,524
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 7,940,524
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,940,524
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.9% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based on 100,809,309 shares of Common Stock issued and outstanding as of October 31, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, as filed with the U.S. Securities and Exchange Commission (“SEC”) on November 2, 2015.

CUSIP No. 74978Q 105	SCHEDULE 13G	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS TIAA Oil and Gas Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 7,940,524 (1)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 7,940,524 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,940,524 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.9% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Includes 7,940,524 shares of Common Stock held by ACTOIL, LLC. ACTOIL, LLC is a wholly owned subsidiary of the Reporting Person, its sole member.
(2)	Based on 100,809,309 shares of the Common Stock issued and outstanding as of October 31, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, as filed with the SEC on November 2, 2015.

CUSIP No. 74978Q 105	SCHEDULE 13G	Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS Teachers Insurance and Annuity Association of America
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 7,940,524 (1)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 7,940,524 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,940,524 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.9% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IC

(1)	Includes 7,940,524 shares of Common Stock held by ACTOIL, LLC. ACTOIL, LLC is a wholly owned subsidiary of TIAA Oil and Gas Investments, LLC, its sole member. TIAA Oil and Gas Investments, LLC is a wholly owned subsidiary of the Reporting Person, its sole member.
(2)	Based on 100,809,309 shares of Common Stock issued and outstanding as of October 31, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, as filed with the SEC on November 2, 2015.

CUSIP No. 74978Q 105	SCHEDULE 13G	Page 5 of 8 Pages

Item 1(a).	Name of Issuer:

RSP Permian, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3141 Hood Street, Suite 701

Dallas, Texas 75219

Item 2(a).	Name of Person Filing:

This Schedule 13G is being filed by each of the following persons (each a “Reporting Person” and together, the “Reporting Persons”):

(i)	ACTOIL, LLC (“ACTOIL”);

(ii)	TIAA Oil and Gas Investments, LLC (“TOGI”); and

(iii)	Teachers Insurance and Annuity Association of America (“TIAA”).

The Reporting Persons have entered into a Joint Filing Agreement (previously filed as Exhibit A to the Schedule 13G), dated January 16, 2014, pursuant to which the Reporting Persons have agreed to file the Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended.

Item 2(b).	Address of Principal Business Office:

The address of the principal business office of each Reporting Person is 730 Third Avenue, New York, New York 10017.

Item 2(c).	Citizenship:

Each of ACTOIL and TOGI were organized under the laws of the State of Delaware.

TIAA was organized under the laws of the State of New York.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share (“Common Stock”).

Item 2(e).	CUSIP Number:

74978Q105

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:

CUSIP No. 74978Q 105	SCHEDULE 13G	Page 6 of 8 Pages

ACTOIL is a wholly owned subsidiary of TOGI, its sole member. TOGI is a wholly owned subsidiary of TIAA, its sole member. Because of the foregoing relationships, each Reporting Person may be deemed to have voting and dispositive power over the reported securities and may also be deemed to be the beneficial owner of these securities.

(a)	Amount beneficially owned: See the response(s) to Item 9 on the attached cover page(s).

(b)	Percent of class: See the response(s) to Item 11 on the attached cover page(s).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover page(s).

(ii)	Shared power to vote or to direct the vote: See the response(s) to Item 6 on the attached cover page(s).

(iii)	Sole power to dispose or to direct the disposition of: See the response(s) to Item 7 on the attached cover page(s).

(iv)	Shared power to dispose or to direct the disposition of: See the response(s) to Item 8 on the attached cover page(s).

Item 5.	Ownership of Five Percent or Less of a Class.

If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

CUSIP No. 74978Q 105	SCHEDULE 13G	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2016	ACTOIL, LLC

	By:	/s/ Lisa M. Ferraro
Lisa M. Ferraro
President

Dated: February 12, 2016	TIAA Oil and Gas Investments, LLC

	By:	/s/ Lisa M. Ferraro
Lisa M. Ferraro
President

Dated: February 12, 2016	Teachers Insurance and Annuity Association of America

	By:	/s/ Lisa M. Ferraro
Lisa M. Ferraro
Managing Director

CUSIP No. 74978Q 105	SCHEDULE 13G	Page 8 of 8 Pages

EXHIBIT INDEX

Exhibit A	Joint Filing Agreement, dated January 16, 2014, among the Reporting Persons (previously filed as Exhibit A to the Schedule 13G, filed by the Reporting Persons with the SEC on January 16, 2014, and incorporated by reference herein).

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